

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Kevin P. Dowd
Senior Vice President and Chief Financial Officer
C&D Technologies, Inc.
1400 Union Meeting Road
Blue Bell, PA 19422

> **Re: C&D Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 21, 2010**
> **File No. 001-09389**

Dear Mr. Dowd:

We have completed our limited review of your filing and have no further comments at this time. If you have any questions, please contact Gabriel Eckstein at (202) 551- 3286 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625.

Sincerely,

Larry Spirgel
Assistant Director

cc (fax):   Ettore A. Santucci, Esq.
Goodwin Procter LLP